NOCERA, INC.

3F (Building B), No. 185, Sec. 1, Datong Rd.

Xizhi Dist., New Taipei City 221

Taiwan (R.O.C.)

July 10, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Gowetski, Al Pavot and Terence O’ Brien

Re:	Form 10-K for the year ended December 31, 2022 filed March 31, 2023
File No. 001-41434

Ladies and Gentlemen:

We are submitting this letter in response to the comments included in the Staff’s letter, dated June 5, 2023, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Company’s amended Annual Report (the “Amended Report”) filed concurrently with the submission of this letter in response to the Staff’s comments.

Revenue, page 40

1.	The disclosure on page 3 states that you have two continuing businesses: the Meixin catering business; and the NTB eel selling business. Please revise this section to quantify the revenues and income (loss) of each continuing business, and for the disposed XFC business, for each period presented. Explain any material variances. Also, please disclose in this section the $2.6 million loss on the XFC disposal and the specific business and economic factors that prevented you from selling the business at its carrying value.

Response:

Per the Staff’s comment, we have revised the disclosure on page 40 of the Annual Report to the Company’s continuing business of Meixin catering business with revenues and loss. Also, we have added the explanation of $2.6 million loss on disposition of XFC.

Please be advised that we have amended the revenue on page 9 to read as follows:

Results of Operations

On November 30, 2022, the Company and Han-Chieh Shih (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase 100% of the issued and outstanding shares of Xin Feng Construction Co., Ltd., a Taiwan limited liability company (“XFC”), which is controlled by the Company through a series of contractual agreements (the “VIE Agreements”), in exchange for cash consideration of $300,000 (the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the majority shareholder of XFC and as a result, assume all assets and liabilities of XFC. The transaction contemplated by the Purchase Agreement is hereby referred as the Disposal.

On March 29, 2022, management was authorized to approve and commit to a plan to sell XFC. On November 30, 2022, the parties completed all the share transfer registration procedure as required by the laws of Taiwan and all the other closing conditions have been satisfied. The Disposition closed on November 30, 2022.

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In accordance with ASC 205-20, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. The disposition of XFC met the criteria in paragraph 205-20-45-1E and was reported as a discontinued operation.

The following table sets forth our consolidated statements of operations for the years ended December 31, 2022 and 2021.

Consolidated Statements of Operations

	For the years ended December 31,
	2022	2021
Net Sales	$14,102,138	$3,844,222
Cost of sales	(13,846,172)	(3,770,412)
Gross profit	255,966	73,810

Operating expenses
General and administrative expenses	(2,772,102)	(10,205,821)
Total operating expenses	(2,772,102)	(10,132,011)

Other income (expense)	417,999	310
Net loss from continuing operations before income taxes	(2,098,137)	(10,131,702)

Income tax (expense) benefit	23,808	(9,421)
Net loss from continuing operations	(2,074,329)	(10,141,123)

Net loss (income) from discontinued operations
Loss on disposal	(2,569,975)	–
(Loss) income from discontinued operations	(92,285)	522,044
	(2,662,260)
Net loss	$(4,736,589)	$(9,619,079)

Revenue

The revenue of the company for the year ended December 31, 2022 was approximately $14.1 million compared to approximately $3.84 million for the comparable period in 2021. The revenue for the year ended December 31, 2022 was mostly generated from Meixin catering business and the fish trading business from NTB with the revenue of $1.6 million and $12.4 million respectively. The revenue for the year ended December 31, 2021 was generated from XFC delivery of construction services to its customers. As of December 31, 2021, JC Development Co., Ltd. (“JCD”) and us have mutually agreed to terminate of the Regional Agency Cooperation Agreement dated as of September 2019, as amended by the Regional Agency Cooperation Supplementary Agreement dated as of May 31, 2020, by and between Grand Smooth Inc Ltd and JCD.

The disposition of XFC with $2.6 million loss can be attributed to various factors. In 2022, government measures and business decisions influenced construction services, resulting in project completions, cancellations, and budget reductions. This led to a decrease in cases and programs, which didn't meet our initial expectations for XFC's business development. Additionally, we strategically shifted our focus to fully develop a fish farm in Montgomery, Alabama, necessitating the sale of XFC. We determined the market value of the associated Class A building/construction license for the sale. These factors, including government measures, business decisions, and the strategic shift towards the fish farm, significantly contributed to the loss.

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Inventories, page 42

2.	Please provide a substantive and informative disclosure explaining why your inventories decreased by $1.2 million in 2022 whereas sales increased by $6 million. Quantify the impact of any impairments. In this regard, the impact on your reported operating cash flows is significant. See Item 303(b)(1) of Regulation S-K.

Response:

Per the Staff’s Comment, we have revised the disclosure on page 42 of the Annual Report to the Company’s inventories with decrease by $1.2 million is separated from the growth of sales by $6 million. The decrease of inventories attribute to the continuing construction services by XFC, which is not connected to the sales from NTB.

Please be advised we that have amended the inventories on page 11 and page 13 to read as follows:

Net cash provided by (used in) operating activities

Net cash used in operating activities amounted to $1,771,551 for the year ended December 31, 2022. This reflected a net loss of $4,736,589, as adjusted for non-cash items primarily including loss on disposal of XFC of $2,569,975, depreciation of $66,907 and share-based compensation of $413,453, and offset by effect of changes in working capital including a decrease of $5,382 of inventories.

The decrease in our inventories by $1.2 million can primarily be attributed to the construction services provided by XFC. In accordance with industry practices, the construction in progress within the construction industry is categorized as inventories. Therefore, it is essential to differentiate the $6 million increase in sales from the $1.2 million decrease in inventories. The $6 million in sales predominantly originates from NTB fish trading business, officially commenced in November, 2021, and Meixin catering business which acquired in September, 2022 conducted by NTB, which officially commenced in November, 2021. It is worth noting that a portion of the $1.2 million decrease in inventories will be transferred into revenue once the construction projects are fully completed.

Loss (income) from discontinued operations

In November 2022, we completed the termination of VIE agreements with XFC. The results of XFC, as a discontinued operation, for the years ended December 31, 2022 and 2021, are reported as components of net loss separate from the net loss of continuing operations. The details of composition of net loss from discontinued operations were as below.

	For the Years Ended December 31,
	2022	2021
Revenue (a)	$2,236,616	$6,101,103
Cost of revenues (b)	(2,225,487)	(5,230,321)
General and administrative expenses (c)	(105,226)	(213,863)
Other (expenses) income	1,812	(4,364)
Income tax expenses (e)	–	(130,511)
Net (loss) / profit income from discontinued operations	$(92,285)	$522,044

(a)	Revenues. During the year ended December 31, 2022 and 2021, we recognized revenues of $2.2 million and $6.1 million from continuing construction services. The decrease was primarily due to government changed measures and business decisions influenced construction services in 2022, resulting in project completions, cancellations, and budget reductions. This led to a decrease in cases and programs.

(b)	Cost of revenues. The cost of revenues is comprised of cost of materials and labor cost. The decrease in cost of revenues was deduction of the projects.

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(c)	General and administrative expenses. General and administrative expenses was mainly comprised of employee salary and welfare expenses, office rental expenses, marketing expenses and travel expenses. The decrease of general and administrative expenses was mainly attributable to the size of the project reduced and deduction of the employee.

(d)	Impairment of goodwill. For the year ended December 31, 2022, we accrued impairment of goodwill of $332,040 arising from acquisition of XFC with we terminated VIE agreements.

(e)	Income tax expenses. For the year ended December 31, 2021, our discontinued operation incurred current income tax expenses of $130,511, because XFC generated taxable income during the period.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 46

3.	We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 10-K, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form “SPDSCL-HFCAA-GOV” or tell us why you are not required to do so. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

Response:

Per the Staff’s Comment, we have provided the documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form “SPDSCL-HFCAA-GOV” and have also amended Item 9C of the Amended Report to state that we have filed the submission form with the SEC.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On April 21, 2022, the Company was conclusively identified by the SEC as a Commission-Identified Issuer pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”) because it filed its registration statement on Form S-1 (File No. 333-264059) containing audited financial statements for the fiscal years ended December 31, 2021 and 2020 with an audit report by Centurion ZD CPA &Co. (“Centurion”). Centurion is a Hong Kong-based public accounting firm previously deemed to be inaccessible for complete inspection by the PCAOB due to an authority's position in the foreign jurisdiction. However, in August 2022, the PCAOB took a significant step toward inspecting and investigating registered public accounting firms in mainland China and Hong Kong by signing a Statement of Protocol with the CSRC and the Ministry of Finance of the People's Republic of China. From September to November 2022, PCAOB staff conducted on-site inspections and investigations of Centurion.

In December 2022, the PCAOB announced that it had obtained complete access to inspect and investigate registered public accounting firms in mainland China and Hong Kong. It also confirmed that, until new determinations are issued by the PCAOB, no Commission-Identified Issuers, including the Company, are at risk of trading prohibition under the HFCAA.

We have no awareness or belief that any governmental entity in the foreign jurisdiction of incorporation or organization owns shares of our capital stock. Similarly, no official from the Chinese government or Hong Kong Special Administrative Region serves as a board member or officer within our Company or its operating subsidiaries. Our amended articles of incorporation do not contain any provisions known to include charter or charter provisions of the Chinese Communist Party. Based on the absence of a Schedule 13D or 13G filing by any such governmental entity, the lack of material contracts with foreign governmental parties, and the absence of foreign government representation on our Board, we have determined that no governmental entity in mainland China or Hong Kong has the power to direct or control our management, policies, or possess a controlling financial interest.

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Item 14, page 57

4.	We note that your operations are primarily in Taiwan whereas your auditor is based in Hong Kong. Please tell us the percentage of hours expended on the principal accountant’s engagement to audit the registrant’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees. See the guidance in Item 14(6) of the Form Instructions.

Response:

Per the staff’s comment, we have revised the disclosure on page 57 of the Annual Report to state that our principal accountant is fully engaged to audit our financial statements.

Please be advised that we have revised the Principal Accounting Fees and Services on page 18 to read as follows:

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

During the years ended December 31, 2022 and 2021, we engaged Centurion ZD CPA & Co. as our independent registered accounting firm. For the years ended December 31, 2022 and 2021, we incurred fees, as discussed below:

	Fiscal Year Ended December 31,
	2022	2021
Audit Fees	$139,000	$131,600
Audit-Related Fees (1)	–	10,000
Tax Fees	–	–
All Other Fees	–	–
Total	$139,000	$141,600

(1)	Fees incurred in conjunction with consents for various registration statements filed during the 2022 and 2021 fiscal years.

Audit fees consist of fees related to professional services rendered in connection with the audit of our annual financial statements. All other fees relate to professional services rendered in connection with the review of the quarterly financial statements.

The principal accountant’s percentage of hours of engagement to audit our financial statements for the most recent fiscal year that were attributed to work performed is 100% by full-time, permanent staff employees perform from Hong Kong accounting firm.

Our policy is to pre-approve all audit and permissible non-audit services performed by the independent accountants. These services may include audit services, audit-related services, tax services and other services. Under our Audit Committee’s policy, pre-approval is generally provided for particular services or categories of services, including planned services, project based services and routine consultations. In addition, the Audit Committee may also pre-approve particular services on a case-by-case basis. Our Audit Committee approved all services that our independent accountants provided to us in the past two fiscal years.

Audit Report, page F-3

5.	Please describe for us the business activities of the "Automated Transmission" reporting unit. Tell us also whether there are any other reporting units.

Response:

Please be advised that Automated Transmission was an inadvertent typographical error. It has been correct to read as “Catering Business” on page F-3 of the Amended Report.

Please be advised that have revised the Report of Independent Registered Public Accounting Firm on page F-3 to read as follows:

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Critical Audit Matter Description

As at December 31 2022, the Company had goodwill of approximately $4 million relating to the acquisition of Meixin Institutional Food Development Company Limited. Management performs the annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. Management’s valuation method is an income approach using a discounted cash flow model. The discounted cash flow model requires projections of revenue, gross margin, operating expenses, working capital investment and fixed asset additions over a multi-year period, and a discount rate based upon a weighted-average cost of capital.

The principal considerations for our determination that performing procedures relating to the goodwill impairment test is a critical audit matter are (i) the significant judgment by management when developing the fair value of the Catering Business reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the significant assumptions related to projections of revenue and projections of gross margin; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included but were not limited to:

• Testing management’s process for developing the fair value.

• Evaluating the appropriateness of the discounted cash flow model, testing the completeness and accuracy of underlying data used in the discounted cash flow model, and evaluating the reasonableness of significant assumptions used by management related to projections of revenue and projections of gross margin.

• Evaluating management’s assumptions related to projections of revenue and projections of gross margin involved evaluating whether the assumptions used by management were reasonable considering

(i)	the current and past performance of the Catering Business reporting unit and

(ii)	the consistency with external market and industry data. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the Company’s discounted cash flow model

Variable Interest Entity, page F-13

6.	Please quantify in the financial statement footnotes the extent to which your consolidated VIE's impacted your reported Balance Sheet, Income Statement, and Cash Flow account balances. See ASC 810-10-50

Response:

Per the Staff’s comment, we have quantified in the financial statement footnotes the extent to which your consolidated VIE's impacted your reported Balance Sheet, Income Statement, and Cash Flow account balances.

Please be advised that we have revised the Variable Interest Entity on page F-13, F-16, and F-32 to read as follows:

Variable Interest Entity

Variable interest entities (“VIEs”) are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are consolidated by the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity.

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We initially determine whether we are the primary beneficiary of a VIE upon our initial involvement with the VIE. We reassess whether we are the primary beneficiary of a VIE on an ongoing basis. Our determination of whether we are the primary beneficiary of a VIE is based upon the facts and circumstances for each VIE and requires significant judgment. In determining whether we are the party with the power to direct the VIE’s most significant activities, we first identify the activities of the VIE that most significantly impact its economic performance. Our considerations in determining the VIE’s most significant activities primarily include, but are not limited to, the VIE’s purpose and design and the risks passed through to investors. We then assess whether we have the power to direct those significant activities. Our considerations in determining whether we have the power to direct the VIE’s most significant activities include, but are not limited to, voting interests of the VIE, management, service and/ or other agreements of the VIE, involvement in the VIE’s initial design and the existence of explicit or implicit financial guarantees. In situations where we have determined that the power over the VIE’s most significant activities is shared, we assess whether we are the party with the power over the majority of the significant activities. If we are the party with the power over the majority of the significant activities, we meet the “power” criteria of the primary beneficiary. If we do not have the power over a majority of the significant activities or we determine that decisions require consent of each sharing party, we do not meet the “power” criteria of the primary beneficiary.

On September 7, 2022, Nocera and Meixin Institutional Food Development Co., Ltd (“Meixin”), a domestic funded limited liability company registered in Taiwan (R.O.C), entered into a series of contractual agreements (“VIE Agreements”) whereby Nocera, Inc. agreed to provide technical consulting and related services to Meixin. As a result, Nocera has been determined to be the primary beneficiary of Meixin and XFC became a VIE (Variable Interest Entity) of Nocera.

On September 7, 2022, Nocera paid $4,300,000 to Shareholders of Meixin in exchange for 80% controlling interest in Meixin.

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreements, Nocera agrees to provide technical consulting and services including management consulting services, general and financial advisory services, and various general and administrative service, for the specific content thereof (hereinafter referred to as the “Target Business”) to the Meixin as the technical consulting and service provider of the Meixin in accordance with the conditions set forth herein during the term of this Agreement. Meixin agrees to accept the technical consulting and services provided by Nocera. Meixin further agrees that, without the prior written consent of Nocera, during the term of this Agreement, it shall not accept any technical consulting and services identical or similar to Target Business that are provided by any third party.

Exclusive Option Agreement

Meixin and its stockholders, Mr. Shih, Han-Chieh, Ms. Lu, Chiung-Hua, Mr. Chang, Chen-Chun, have entered into an Exclusive Call Option Agreement with Nocera. Under the Exclusive Call Option Agreement, the Meixin stockholders irrevocably granted Nocera (or its designee) an exclusive option to purchase, to the extent permitted under Taiwan (R.O.C.) law, part or all of their equity interests in Meixin. According to the Exclusive Call Option Agreement, the purchase price shall be the minimum price permitted by applicable Taiwan (R.O.C.) Law at the time when such share transfer occurs.

Equity Pledge Agreement

Under the Equity Interest Pledge Agreement between Nocera and Mr. Shih, Han-Chieh, Ms. Lu, Chiung-Hua, Mr. Chang, Chen-Chun, the stockholder of Meixin, stockholder pledged all of his equity interests in Meixin to Nocera to guarantee the performance of Meixin’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the agreement, in the event that Meixin or stockholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, Nocera, as pledge, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. Shih, Han-Chieh also agreed that upon the occurrence of any event of default, as set forth in the Equity Interest Pledge Agreement, Nocera is entitled to claim indemnity.

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Timely Reporting Agreement

To ensure VIEs promptly provide all of the information that the Company need to file various reports with the SEC, a Timely Reporting Agreement was entered between Meixin and Company. Under the Timely Reporting Agreement, VIEs each agreed that it is obligated to make its officers and directors available to the Company and promptly provide all information required by the Company so that the Company can file all necessary SEC and other regulatory reports as required.

Although it is not explicitly stipulated in the Timely Reporting Agreement, the parties agreed its term shall be the same as that of the Exclusive Business Cooperation Agreement.

Power of Attorney

Under the Power of Attorney, Mr. Shih, Han-Chieh, Ms. Lu, Chiung-Hua, Mr. Chang, Chen-Chun (Existing Stockholders) hereby irrevocably undertake that they authorize Nocera or the individual then designated by Nocera (“Attorney”) to exercise, on his behalf, the following rights available to them in their capacity as a stockholder of the Meixin under the then effective articles of association of the Meixin (collectively, “Powers”): (a) to propose the convening of, and attend, stockholders’ meetings in accordance with the articles of association of the Meixin on behalf of the Existing Stockholder; (b) to exercise voting rights on behalf of the Existing Stockholder on all matters required to be deliberated and resolved by the stockholders’ meeting, including without limitation the appointment and election of the directors and other executives to be appointed and removed by the stockholders, of the Meixin the sale or transfer of all or part of the equity held by stockholders in the Meixin; (c) to exercise other stockholders’ voting rights under the articles of association of the Meixin (including any other stockholders’ voting rights stipulated upon an amendment to such articles of association); (d) other voting rights that stockholders shall enjoy under the Taiwan (R.O.C.) laws, as amended, revised, supplemented and re-enacted, no matter whether they take effect before or after the conclusion of this Agreement. The Existing Stockholders shall not revoke the authorization and entrustment accorded to the Attorney other than in the case where Nocera gives the Existing Stockholders a written notice requesting the replacement of the Attorney, in which event the Existing Stockholders shall immediately appoint such other person as then designated by Nocera to exercise the foregoing Powers and such new authorization and entrustment shall supersede, immediately upon its grant, the original authorization, and entrustment.

Although it is not explicitly stipulated in the Power of Attorney, the term of the Power of Attorney shall be the same as the term of that of the Exclusive Option Agreement.

This Power of Attorney is coupled with an interest and shall be irrevocable and continuously valid from the date of execution of this Power of Attorney, so long as equity holders of VIEs are shareholders of Company. The VIE Agreements became effective immediately upon their execution.

We assess our variable interests in a VIE both individually and in aggregate to determine whether we have an obligation to absorb losses of or a right to receive benefits from the VIE that could potentially be significant to the VIE. The determination of whether our variable interest is significant to the VIE requires significant judgment. In determining the significance of our variable interest, we consider the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, our involvement in the VIE and our market-making activities related to the variable interests. Our variable interests in VIEs include debt and equity interests, commitments and certain fees. Our involvement with VIEs arises primarily from:

1.	power to direct activities of a VIE that most significantly impact the entity’s economic performance, and

2.	obligation to absorb losses of the entity that could potentially be significant to the VIE or right to receive benefits from the entity that could potentially be significant to the VIE.

Pursuant to the VIE Agreements, Nocera is entitled to receive 100% of expected residual returns from VIE. The VIE Agreements are designed so that VIEs operate for the benefit of the Company. Accordingly, the accounts of VIEs are consolidated in the accompanying financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in the Company’s consolidated financial statements.

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Since the VIE agreements with XFC were terminated in November 30, 2022, and XFC was accounted for a discontinued opeartions for the year ended December, 2022, the following financial statement balances and amounts reflect the financial position and financial performances of Meixin and XFC respectively, which were included in the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022 and 2021, after elimination of intercompany transactions and balances:

	December 31, 2022	December 31, 2021
ASSETS
Cash	$42,800	340,332
Account receivables	100,302	–
Other receivables	–	1,622,110
Prepayment	–	72,995
Inventories	1,303	1,391,518
Property and equipment, net	820,579	47,113
Other noncurrent assets	–	69,489
Total Assets	$946,984	4,128,597

Other liabilities	–	(1,723,672)
Total Liabilities	$–	(1,723,672)

	December 31, 2022	December 31, 2021

Revenue	$1,688,453	$6,101,103
Net (loss) / profit	(381,593)	522,044

(v) Discontinued operation

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

On November 30, 2022, the Company, XFC and Han-Chieh Shih (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase XFC 100% controlling interest in exchange of cash purchase price of $300,000 (the “Consideration”). The transaction contemplated by the Purchase Agreement is hereby referred as the Disposal. On March 29, 2022, management was authorized to approve and commit to a plan to sell XFC. On November 30, 2022, the parties completed all the share transfer registration procedure as required by the laws of Taiwan and all the other closing conditions have been satisfied, as a result, the Disposal contemplated by the Purchase Agreement is completed and the VIE agreements were terminated.

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12	(LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted (loss) income per common share for the years ended December 31, 2022, 2021, respectively:

	For the Years Ended December 31,
	2022	2021
Net loss	$(4,812,908)	$(9,616,079)
Net loss from continuing operations	$(2,074,329)	$(10,141,123)
Net (loss) income from discontinued operations	$(2,662,260)	$522,044

Weighted Average Shares Outstanding-Basic and Diluted	7,876,367	6,107,727

Loss per share- basic and diluted	$(0.6111)	$(1.5749)
Net loss per share from continuing operations – basic and diluted	$(0.2731)	$(1.6604)
Net (loss) income per share from discontinued operations – basic and diluted	$(0.3380)	$0.0855

Basic (loss) income per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted (loss) per income share is the same as basic loss per share due to the lack of dilutive items in the Company for the years ended December 31, 2022 and 2021. The number of warrants is excluded from the computation as the anti-dilutive effect.

Note 21, page F-30

7.	It is not clear why you did not file audited and pro forma financial statements for the Meixin acquisition pursuant to Article 8-04 of Regulation S-X. In this regard, it appears that the acquisition may have exceeded the investment test outlined in Article 1-02(w) of Regulation S-X. Please revise as necessary and provide us with your calculations of all three applicable significance tests so we can fully assess your compliance with the rule. For the revenue test, please reconcile your calculation with the $10 million annual revenue disclosure provided in your September 8, 2022 press release. Also, given the significance of this acquisition, please explain why this business development was not disclosed in your Form S-1 #333-264059 registration statement. We may have further comment.

Response:

Per the Staff’s comment, after checking with the regulations, we have noted that the Company was required to file an audited and pro-forma financial statement for the Meixin acquisition. Company will amend Form 8-K and file it on July 21, 2023.

Please be advised that the reason why the Company’s acquisition of Meixin is not disclosed in S-1 is because the discussions of the Meixin commenced after the closing of our initial public offering.

Significance Tests

Detailed below are the calculations of the Investment Test, Income Test and the Asset Test based on the significance test rules in effect of the acquisition of Meixin.

Investment Test

Description	2022
Nocera's aggregate worldwide market value	18,614,364
Net investment in Meixin	4,300,000
Significance (%)	23.1%

In applying the Investment Test to calculate significance, Nocera determined that Meixin met the significance threshold of 20%.

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Income Test

The calculations under the Income Test are set out below.

Revenue Component

Description	2022
Nocera’s proportionate share of Meixin’s revenue	10,000,000
Nocera's revenue	9,945,325
Significance (%)	100.5%

Income Component

Description	2022
Nocera's equity interest in income of Meixin before tax	23,835
Nocera's loss before tax (absolute)	9,473,147
Significance (%)	0.3%

For Meixin, the revenue component exceeded the significance threshold of 40% for the presented under the Income Test, but the income component is not significant. Since the significance is measured using the lower result, Nocera determined that Meixin is not considered significant under the Income Test.

Asset Test

Description	2022
Nocera’s proportionate share of Meixin’s asset	904,230
Nocera's asset	6,870,643
Significance (%)	13.2%

The Asset Test resulted in an indicator of 13.2%, which did not exceed the threshold of the test.

8.	It appears that XFC should be accounted for as a discontinued operation pursuant to ASC 205. Please revise or provide us an analysis that clearly demonstrates your compliance. In addition, please amend your November 30, 2022 Form 8-K to provide the pro forma data required by Item 9.01(b) of the Form Instructions, if applicable.

Response:

Per the Staff’s comment, we have revised the analysis the disposal of XFC with the pro forma data.

Please be advised that we have revised the Note 21. Disposal of Xin Feng Construction Co., Ltd on page F-32 to read as follows:

On December 31, 2020, we exchanged 466,667 (post-split) shares of our restricted common stock to stockholders of Xin Feng Construction Co., Ltd., a Taiwan limited liability company (“XFC”), in exchange for 100% controlling interest in XFC. We also entered into contractual arrangements with a stockholder of XFC, that enabled us to have the power to direct the activities that most significantly affects the economic performance of XFC and receive the economic benefits of XFC that could be significant to XFC. On November 30, 2022, the Company, XFC and Han-Chieh Shih (the “Purchaser”) entered into certain Share Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Purchaser agreed to purchase XFC 100% controlling interest in exchange of cash purchase price of $300,000 (the “Consideration”). The transaction contemplated by the Purchase Agreement is hereby referred as the Disposal. On March 29, 2022, management was authorized to approve and commit to a plan to sell XFC. On November 30, 2022, the parties completed all the share transfer registration procedure as required by the laws of Taiwan and all the other closing conditions have been satisfied, as a result, the Disposal contemplated by the Purchase Agreement is completed and the VIE agreements were terminated.

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In accordance with ASC 205-20-45, XFC met the criteria as a discontinued operation. As of November 30, 2022, the assets relevant to the sale of XFC with a carrying value of $2.6 million were classified as assets held, the liabilities relevant to the sale of XFC with a carrying value of $71,168 were classified as liabilities held for sale, and the cumulative translation adjustments relevant to the sale of XFC of $1.8 million was removed from the equity component and was reported as a gain on the sale of XFC. A net loss of $2.8 million was recognized as the net loss from disposal of discontinued operation in the year ended December 31, 2022.

The following is a reconciliation of the amounts of major classes of income from operations classified as discontinued operations in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2022 and 2021:

	For the Years Ended December 31,
	2022	2021
Discontinued Operations:
Revenue	$2,236,616	$6,101,103
Cost of revenues	(2,225,487)	(5,230,321)
Selling expenses	–	–
General and administrative expenses	(105,226)	(213,863)
Other revenue	1,812	1,455
Other expenses	–	(5,819)
Income tax	–	(130,511)
Net loss from discontinued operations	–	–
Net (loss) income from discontinued operations	$(92,285)	$522,044

If you have any questions regarding our responses and the Amended Report, please do not hesitate to contact Jeff Cheng at jeffcheng@nocera.company or (+886) 910-103-358 or Philip Magri, Esq. of Carmel, Milazzo & Feil, LLP, the Company’s securities counsel at pmagri@cmfllp.com or (954) 303-8027.

Very truly yours,

By: /s/ Yin-Chieh Cheng

Yin-Chieh “Jeff” Cheng

Chief Executive Officer

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